Exhibit 99.1

Afya Limited Reports 2Q19 Results

August 29, 2019

Belo Horizonte, Brazil, August 29, 2019 (GLOBE NEWSWIRE) – Afya Limited, or Afya (Nasdaq: AFYA), today reported financial and operating results for the second quarter of 2019.

CEO Statement

“2019 has been transformational for our company. Afya became the largest medical education group in Brazil and the only player providing education and digital content for every stage of medical career education. On July 19, 2019, we concluded our IPO on Nasdaq, taking a huge step into our future. These achievements demonstrate the tremendous commitment of our team, which remains devoted to our mission to create a lifelong learning experience for medical and healthcare professionals, generating value to our shareholders and to society.

During the first semester of 2019, we continued to deliver robust growth, margin expansion and cash generation in line with our strategy. In addition, we concluded the acquisition of 120 medical school seats and secured the authorization of a new medical school with 50 medical school seats, taking our total number of authorized medical school seats to 1,522 as of today.

We will remain focused on medical career education, generating growth, profitability and cash.”

Financial Highlights

Selected financial data for the six months ended June 30, 2019:

•	Net revenue totaled R$323.1 million, representing an increase of R$186.5 million, or 137%, from $136.6 million for the six months ended June 30, 2018. This increase was mainly due to organic growth and to the acquisition of (i) three medical schools (FADEP, Novafapi and FASA), (ii) our medical residency preparatory course (Medcel) and (iii) our medical specialization institution (IPEMED). Pro Forma¹ Net revenue totaled R$357.8 for the six months ended June 30, 2019.

•	Medical schools tuition fees represented 68% of total combined tuition fees, an increase of 5 p.p. when compared with the six months ended June 30, 2018. This increase was mainly due to the maturation and acquisition of medical school seats and average medical tuition fees raising above inflation indexes

•	Adjusted EBITDA totaled R$122.2 million, representing an increase of R$72.3 million, or 145.0%, from R$49.9 million for the six months ended June 30, 2018. Adjusted EBITDA margin increased from 36.6% in the first half of 2018 to 37.8% in the same period of 2019, mainly due to productivity gains. Pro Forma1 Adjusted EBITDA summed R$145.3 million, representing a margin of 40.6% for the six months ended June 30, 2019.

•	Adjusted Net Income totaled R$90.1 million, representing an increase of R$47.3 million, or 110.2%, from R$42.9 million for the six months ended June 30, 2019. Pro Forma[1]; Adjusted Net Income summed R$110.0 million for the six months ended June 30, 2019.

____________________
1Pro Forma explained in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

1Pro Forma explained in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

•	Operating Cash Conversion Ratio[2] was 80.4% for the six months ended June 30, 2019, from 69.0% for the six months ended June 30, 2018.

Segment Highlights – Operating Data

Business Unit 1 (Undergraduate – medical schools, other healthcare programs and ex-health degrees)

•	As of June 30, 2019, our network of 1,352 medical school seats consisted of 1,102 operating seats (seats that have been approved by MEC and that have commenced operations) and 250 approved seats, compared to 636 operating and approved seats as of June 30, 2018, respectively.

•	Medical degree students totaled 5,550 as of June 30, 2019, representing an increase of 2.162 students, or 63.8%, from 3,388 as of June 30, 2018, which generated combined tuition fees2 of R$239.3 million, an increase of R$100.9 million, or 72.9%, from R$138.4 million for the six months ended June 30, 2018, mainly due to the maturation and acquisitions of medical school seats.

•	Other undergraduate health science programs students totaled 6,939 as of June 30, 2019, representing an increase of 3,860 students, or 125.4%, from 3,079 as of June 30, 2018, which generated combined tuition fees² of R$49.6 million, an increase of R$25.8 million, or 108.3%, from R$27.3 million for the six months ended June 30, 2018.

•	Other undergraduate students totaled 12,711 as of June 30, 2019, representing an increase of 7,843 students, or 161.1%, from 4,868 as of June 30, 2018, which generated combined tuition fees² of R$60.5 million, an increase of R$33.2 million, or 121.7%, from R$27.3 million for the six months ended June 30, 2018.

Business Unit 2 (Medical residency preparatory courses, medical specialization programs and continuing medical education throughout medical career)

Business Unit 2 operating segment resulted from the corporate reorganization on March 29, 2019 and the acquisition of IPEMED on May 9, 2019. Accordingly, such segment did not have results of operations during the first quarter of 2019. Moreover, because of seasonality3rollments at the beginning of the year and revenue recognition³ from printed books and e-books.

•	Business Unit 2 generated a net revenue of R$23.4 million, residency preparatory and CME revenue represented almost half of the total, while medical specialization represented the other half as of June 30, 2019.

•	Residency preparatory and CME totaled 8.6 thousand active paying students and medical specialization summed 1.8 thousand active paying students as of June 30,2019

____________________

2Combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as recorded in the internal management records of Afya Brazil.

3The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer, which mostly happens in the first and fourth quarter of the year.

Conference Call and Webcast Information

Afya will hold a conference call to discuss its earnings for the second fiscal quarter of 2019 on August 30, 2019 at 11:30 a.m. Sao Paulo time (10:30 a.m. ET). For those wishing to participate by telephone, please follow the instructions below:

Participant Dial in Number

US/CANADA Participant Toll-Free Dial-In Number: (877) 591-8865
US/CANADA Participant International Dial-In Number: (336) 698-3012

and ask for the Afya call or use conference ID: 7056317. Afya will also broadcast the conference call on the Afya website at https://ir.afya.com.br/.

Afya will archive a telephone replay of the call until September 03, 2019. To access the replay, (855) 859-2056 (domestic) or (404) 537-3406 (international), conference ID: 7056317. To access the webcast replay, please visit Afya's website.

About Afya Limited (Nasdaq: AFYA)

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities, plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities plus share-based compensation plus/minus non-recurring expenses. We calculate Pro Forma Adjusted Net Income as (i) for the six months ended June 30, 2019 and the year ended December 31, 2018, net income plus amortization of customer relationships and trademark plus/minus tax effect, and (ii) for the six months ended June 30, 2019, net income plus amortization of customer relationships and trademark, plus depreciation of right-of-use of assets plus interest expense of lease liabilities, minus payment of lease liabilities plus/minus tax effect, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with payment of lease liabilities divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the six months ended June 30, 2019 is based on the historical unaudited interim consolidated financial statements of Afya Brazil, and gives effect of the acquisition of Medcel by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel by Afya Brazil. Medcel is eligible to the presumed profit income tax regime effect and calculate income taxes as a percentage of gross

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six months periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Three months period ended		Six months period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	178,493	75,235	323,071	136,555
Cost of services	(82,283)	(38,680)	(136,647)	(66,875)
Gross profit	96,210	36,555	186,424	69,680

General and administrative expenses	(59,584)	(14,583)	(90,818)	(28,846)
Other income (expenses), net	576	502	370	1,254

Operating income	37,202	22,474	95,976	42,088

Finance income	4,650	1,936	9,817	3,624
Finance expenses	(19,721)	(1,552)	(31,957)	(2,603)
Finance result	(15,071)	384	(22,140)	1,021

Share of income of associate	920	-	920	-

Income before income taxes	23,051	22,858	74,756	43,109

Income taxes expense	(1,725)	(267)	(3,954)	(1,661)

Net income	21,326	22,591	70,802	41,448

Other comprehensive income	-	-	-	-
Total comprehensive income	21,326	22,591	70,802	41,448

Income attributable to
Equity holders of the parent	16,317	20,462	57,852	37,974
Non-controlling interests	5,009	2,129	12,950	3,474
	21,326	22,591	70,802	41,448
Basic earnings per share
Per common share (*)	6.56	16.52	25.41	31.79
Diluted earnings per share Per common share (*)	6.44	16.23	24.91	31.23

(*) The basic and diluted earnings per common share are in effect with the share split occurred on July 7, 2019.

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	June 30, 2019	December 31, 2018
Assets	(unaudited)
Current assets
Cash and cash equivalents	68,471	62,260
Trade receivables	125,014	58,445
Inventories	2,812	1,115
Recoverable taxes	5,362	2,265
Derivatives	197	556
Restricted cash	12,540	-
Other assets	24,548	8,859
Total current assets	238,944	133,500

Non-current assets
Restricted cash	12,984	18,810
Trade receivables	9,728	5,235
Related parties	3,293	1,598
Derivatives	-	663
Other assets	13,353	10,380
Investment in associate	49,835	-
Property and equipment	110,065	65,763
Right-of-use assets	268,121	-
Intangible assets	1,226,095	682,469
Total non-current assets	1,693,474	784,918

Total assets	1,932,418	918,418

Liabilities
Current liabilities
Trade payables	19,856	8,104
Loans and financing	61,664	26,800
Lease liabilities	37,094	-
Accounts payable to selling shareholders	129,847	88,868
Advances from customers	19,644	13,737
Labor and social obligations	53,722	31,973
Taxes payable	17,301	6,468
Income taxes payable	1,671	282
Dividends payable	39,331	4,107
Derivatives	959	-
Other liabilities	7,780	1,993
Total current liabilities	388,869	182,332

Non-current liabilities
Loans and financing	35,318	51,029
Lease liabilities	236,489	-
Accounts payable to selling shareholders	172,850	88,862
Taxes payable	21,462	150
Provision for legal proceedings	6,810	3,465
Derivatives	548	-
Other liabilities	387	2,226
Total non-current liabilities	473,864	145,732
Total liabilities	862,733	328,064

Equity
Share capital	635,830	315,000
Additional paid-in capital	331,424	125,014
Share-based compensation reserve	4,070	2,161
Earnings reserves	26,806	59,807
Retained earnings	23,959	-
Equity attributable to equity holders of the parent	1,022,089	501,982
Non-controlling interests	47,596	88,372
Total equity	1,069,685	590,354

Total liabilities and equity	1,932,418	918,418

Unaudited interim condensed consolidated statements of cash flows

For the six months periods ended June 30, 2019 and 2018

(In thousands of Brazilian reais)

	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	74,756	43,109
Adjustments to reconcile income before income taxes
Depreciation and amortization	28,441	3,405
Provision/(reversal) of allowance for doubtful accounts	8,606	2,382
Share-based compensation expense	1,909	911
Net foreign exchange differences	(1,858)	-
Loss on derivative instruments	2,809	-
Accrued interest	9,873	158
Accrued lease interest	14,540	-
Share of income of associate	(920)	-
Provision for legal proceedings	(347)	(1,658)
Changes in assets and liabilities
Trade receivables	(28,624)	(12,249)
Inventories	884	(235)
Recoverable taxes	(2,827)	(1,429)
Other assets	(15,758)	(756)
Trade payables	5,257	(3,434)
Taxes payables	1,139	1,236
Advances from customers	1,428	(2,193)
Labor and social obligations	13,352	8,877
Other liabilities	(1,458)	(2,530)

Income taxes paid	(2,392)	(2,183)
Net cash flows from operating activities	108,810	33,411

Investing activities
Acquisition of property and equipment	(20,674)	(6,010)
Acquisition of intangibles assets	(718)	(641)
Payments of accounts payable to selling shareholders	(30,674)	(10,022)
Acquisition of subsidiaries, net of cash acquired	(148,880)	1,289
Loans to related parties	(1,695)	2,175
Restricted Cash	(1,153)	-
Net cash flows used in investing activities	(203,794)	(13,209)
Financing activities
Payments of loans and financing	(23,868)	(3,981)
Payment of lease liabilities	(17,316)	-
Dividends paid to non-controlling interest	(7,621)	-
Capital increase	150,000	55,000
Net cash flows from (used in) financing activities	101,195	51,019

Net increase in cash and cash equivalents	6,211	71,221
Cash and cash equivalents at the beginning of the period	62,260	25,490
Cash and cash equivalents at the end of the period	68,471	96,711

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Reconciliation between Adjusted EBITDA and Net Income

	Three months period ended		Six months period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net income	21,326	22,591	70,802	41,448
Net financial result	15,071	-384	22,140	-1,021
Income taxes expense	1,725	267	3,954	1,661
Depreciation and amortization	19,387	2,125	28,441	3,405
Interest received (1)	1,410	738	3,915	2,018
Payment of lease liabilities (2)	-9,646	0	-17,316	0
Share-based compensation	868	911	1,909	911
Non-recurring expenses:
Integration of new companies (3)	2,607	464	3,607	502
M&A advisory and due diligence (4)	959	0	1,099	150
Expansion projects (5)	638	257	943	346
Restructuring expenses (6)	770	10	2,681	497
Adjusted EBITDA	55,115	26,980	122,175	49,918

(1) Represents the interest received on late payments of monthly tuition fees.

(2) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(3) Consists of expenses related to the integration of newly acquired companies.

(4) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(6) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Reconciliation between Adjusted Net Income and Net Income

	Three months period ended		Six months period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net income	21,326	22,591	70,802	41,448
Amortization of customer relationships and trademark (1)	9,182	527	12,196	527
Depreciation of right-of-use of assets (2)	4,635	0	8,018	0
Interest expense of lease liabilities (3)	8,122	0	14,540	0
Payment of lease liabilities (4)	-9,646	0	-17,316	0
Share-based compensation	868	911	1,909	911
Adjusted Net Income	34,487	24,029	90,149	42,886

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.

(2) Consists of depreciation of right-of-use of assets recorded under IFRS 16 as from January 1, 2019.

(3) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

Reconciliation between Adjusted Pro Forma EBITDA and Pro Forma Net Income

	Six months period ended	Three months period ended		Six months period ended
	June 30, 2019	March 31, 2019		June 30, 2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma Adjustments	Afya Brazil Pro Forma
Net income	70,802	20,044	-5,315	85,531
Net financial result	22,140	65	0	22,205
Income taxes expense	3,954	1,409	0	5,363
Depreciation and amortization	28,441	1,726	5,315	35,482
Interest received (3)	3,915	0	0	3,915
Payment of lease liabilities (4)	-17,316	-228	0	-17,544
Share-based compensation	1,909	70	0	1,979
Non-recurring expenses:	0	0	0	0
Integration of new companies (5)	3,607	0	0	3,607
M&A advisory and due diligence (6)	1,099	0	0	1,099
Expansion projects (7)	943	0	0	943
Restructuring expenses (8)	2,681	0	0	2,681
Pro Forma Adjusted EBITDA	122,175	23,086	0	145,261

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30, 2019.

(2) Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.

(3) Represents the interest received on late payments of monthly tuition fees.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(5) Consists of expenses related to the integration of newly acquired companies.

(6) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(7) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(8) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Reconciliation between Pro Forma Adjusted Net Income and Pro Forma Net Income

	Six months period ended	Three months period ended		Six months period ended
	June 30, 2019	March 31, 2019		June 30, 2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma Adjustments	Afya Brazil Pro Forma
Net income	70,802	20,044	-5,315	85,531
Amortization of customer relationships and trademark (3)	12,196	0	0	12,196
Depreciation of right-of-use of assets (4)	8,018	159	5,046	13,223
Interest expense of lease liabilities (5)	14,540	121	0	14,661
Payment of lease liabilities (6)	-17,316	-228	0	-17,544
Share Based Compensation	1,909	70		1,979
Adjusted Net Income	90,149	20,166	-269	110,046

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30, 2019.

(2) Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.

(3) Consists of amortization of customer relationships and trademark recorded under business combinations.

(4) Consists of depreciation of right-of-use of assets recorded under IFRS 16 as from January 1, 2019.

(5) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(6) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

Operating cash conversion ratio

	Six months period ended
	June 30, 2019	June 30, 2018
Cash flow from operations	108,810	33,411
Payment of lease liabilities (1)	-17,316	0
Adjusted Cash flow from operations	91,494	33,411
Adjusted EBITDA	122,175	49,918
Non-recurring expenses:
Integration of new companies (2)	3,607	502
M&A advisory and due diligence (3)	1,099	150
Expansion projects (4)	943	346
Restructuring expenses (5)	2,681	497
Adjusted EBITDA ex. non-recurring expenses	113,845	48,422
Operating cash conversion ratio	80.4%	69.0%

(1) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(2) Consists of expenses related to the integration of newly acquired companies.

(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.